SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO
                                 (Rule 14d-100)
          Tender Offer Statement under Section 14(d) (1) or 13(e) (1)
                     of the Securities Exchange Act of 1934

                             TRANS-LUX CORPORATION
              ____________________________________________________
                       (Name of Subject Company (Issuer))

                             TRANS-LUX CORPORATION
         _____________________________________________________________
                       (Name of Filing Person (Offeror))

         8 1/4% Limited Convertible Senior Subordinated Notes due 2012
         _____________________________________________________________
                         (Title of Class of Securities)

                                  893247 AE 6
         ______________________________________________________________
                     (CUSIP Number of Class of Securities)

                                Angela D. Toppi
                     Executive Vice President and Secretary
                             TRANS-LUX CORPORATION
                              110 Richards Avenue
                             Norwalk CT  06856-5090
                                 (203) 853-4321
         _______________________________________________________________
          (Name, address and telephone number of person authorized to
       Receive Notices and communications on behalf of the filing person)

                                    Copy to:

                              Gerald Gordon, Esq.
                      Weisman Celler Spett & Modlin, P.C.
                                445 Park Avenue
                           New York, New York  10022
                                 (212) 371-5400

                           Calculation of filing fee
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
TRANSACTION VALUATION                                $10,042,830
AMOUNT OF FILING FEE ------------------------------- $     1,074.58 -----------

Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 1,197,000 shares of Common Stock ("Common Stock") of Trans-Lux Corporation ("Trans-Lux") in exchange for $9,000,000 principal amount of Trans-Lux 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 (the "Notes"). The amount is based upon the closing market price of the Common Stock on February 13, 2007 to be issued in exchange for the Notes.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount previously paid: --------------------------
    Filing party:  -----------------------------------
    Form or Form or registration No.: ----------------
    Date filed:---------------------------------------


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] Third-party tender offer subject to Rule 14d-1.

[X] Issuer tender offer subject to Rule 13e-4.

[ ] Going-private transaction subject to Rule 13e-3.

[ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


    This Schedule TO relates to the offer by Trans-Lux Corporation, a Delaware corporation ("Trans- Lux"), to exchange (the "Exchange Offer") up to 1,197,000 shares of Common Stock of Trans-Lux to be issued in exchange for a maximum of $9,000,000 principal amount of Trans-Lux 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 (the "Notes") at the exchange rate of 133 shares of Common Stock in exchange for each $1,000 principal amount of Notes tendered. Subject to the terms and conditions of the Exchange Offer, Trans-Lux will issue up to 1,197,000 shares of Common Stock in exchange for up to $9,000,000 principal amount of Notes to the extent such Notes are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. Trans-Lux reserves the right to extend or terminate the Exchange Offer, if the conditions set forth in the section of the Offering Circular (as defined below) entitled "The Exchange Offer-Conditions of the Exchange Offer" are not satisfied, and to otherwise amend the Exchange Offer in any respect. The Exchange Offer is open to all holders of the Notes, and is subject to customary conditions. The Exchange Offer is subject to the terms and conditions set forth in the Offering Circular, dated February 14, 2007, (the "Offering Circular") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as either may be amended or supplemented from time to time, together constitute the "Disclosure Documents"). Subject to applicable securities laws and the terms set forth in the Offering Circular, Trans-Lux reserves the right to waive any and all conditions to the Exchange Offer. The Offering Circular and the Letter of Transmittal are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

    All information in the Disclosure Documents, including all schedules and annexes, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, except as otherwise set forth below.

ITEM 1.  SUMMARY TERM SHEET

    The information set forth in the Offering Circular under the titles "Summary Term Sheet" and "Terms of the Exchange Offer" is incorporated herein by reference.


ITEM 2.  SUBJECT COMPANY INFORMATION

    (a) The issuer of the securities subject to the Exchange Offer is Trans-Lux Corporation, a Delaware corporation. Trans-Lux executive offices are located at 110 Richards Avenue, Norwalk, Connecticut 06856-5090. Trans-Lux telephone number is (203) 853-4321.

    (b) The subject security is Trans-Lux's Notes. As of December 31, 2006, $17,958,000 principal amount of Notes were issued and outstanding.

    (c) The Notes are listed on the American Stock Exchange under the symbol "TLX.D". The information set forth in the Offering Circular under the title "Price Range of Notes and Common Stock and Dividends on Common Stock" is incorporated herein by reference.


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

    (a) Trans-Lux is the filing person and subject company. The business address and telephone number of Trans-Lux are set forth under Item 2(a) of this Schedule TO.

    Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Trans-Lux:


        Name                                        Office                   Age
        ----                                        ------                   ---
Michael R. Mulcahy       President, Co-Chief Executive Officer and Director   58
Thomas Brandt            Executive Vice President, Co-Chief Executive         42
                         Officer and  Director
Matthew Brandt           Executive Vice President and Director                42
Al L. Miller             Executive Vice President                             60
Angela D. Toppi          Executive Vice President, Treasurer, Secretary and   51
                         Chief Financial Officer
Karl P. Hirschauer       Senior Vice President                                61
John Long                Senior Vice President                                60
Thomas F. Mahoney        Senior Vice President                                59
Richard Brandt           Director                                             79                                             79
Howard Brenner           Director                                             73
Jean Firstenberg         Director                                             70
Gene Jankowski           Chairman of the Board (Non-executive Officer) and    72
                         Director
Victor Liss              Vice-Chairman of the Board (Non-executive Officer)   69
                         and Director                                         69
Howard S. Modlin         Director                                             75


    Messrs. Mulcahy, T. Brandt, M. Brandt, Miller, Hirschauer, Mahoney and Ms. Toppi have been associated in an executive capacity with Trans-Lux for more than five years. Mr. Long was elected Senior Vice President in charge of Outdoor Operations on March 24, 2004 and has been employed by the Company since 1997. Mr. Long served as Senior Vice President of Outdoor Display Subsidiaries between

March 27, 2002 and March 24, 2004 and served as Vice President of Trans-Lux Midwest Corporation between December 10, 1998 and March 27, 2002.

    Mr. Howard M. Brenner is a Senior Advisor of MLGA Holding, Inc., and a Director of Interep National Radio Sales, Inc. He was formerly Chairman and Chief Executive Officer of HCFP Brenner Securities LLC, formerly President of Brenner Securities, formerly Senior Vice President of Loewenbaum & Company Incorporated, formerly Vice Chairman of Southcoast Capital Corporation which changed its name to Loewenbaum & Company Incorporated, formerly President of Drexel Burnham Lambert Incorporated; and formerly a member of Board of Governors of the American Stock Exchange and District 10 Committee (NY) National Association of Securities Dealers Inc.

    Mr. Howard S. Modlin is an Attorney and President of the firm Weisman Celler Spett & Modlin, P.C. He is a Director of Fedders Corporation and a Director and Secretary and, since November 2001, Chairman and Chief Executive Officer of General DataComm Industries, Inc.

    Mr. Richard Brandt is a Consultant to Trans-Lux and was formerly its Chairman of the Board. He is a Director of Presidential Realty Corporation, Chairman Emeritus and Trustee of the American Film Institute. He was formerly a Trustee of The College of Santa Fe.

    Ms. Jean Firstenberg is Director and Chief Executive Officer of the American Film Institute. She was formerly a Trustee of Boston University.

    Mr. Gene Jankowski is Chairman of the Board (a non-executive position) of Trans-Lux, Chairman of Jankowski Communications System, Inc. and Advisor Managing Director of Veronis Suhler & Associates Inc. He was formerly a Director of TV Azteca, formerly Co-Chairman of St. Vincent's College, formerly Trustee of St. Vincent's Medical Center and formerly President and Chairman of the CBS Broadcast Group. He is Chairman Emeritus of the American Film Institute.

    Mr. Victor Liss is Vice Chairman of the Board (a non-executive position) of Trans-Lux; a Director of Wellpoint, Inc.; Chairman of the Board of Trustees of Norwalk Hospital; and Co-Chairman of the Advisory Board to University College of Sacred Heart University. He was formerly President and Chief Executive Officer of Trans-Lux.

    The business address and telephone number for all of the above directors and executive officers is c/o Trans-Lux Corporation, 110 Richards Avenue, Norwalk, Connecticut 06856-5090 and (203) 853-4321.

    Pursuant to General Instruction C to Schedule TO, the following are the controlling persons of Trans-Lux.

    Mr. Richard Brandt, by virtue of his holdings of Class B Stock, which has 10 votes per share, may be deemed to be a controlling person of Trans-Lux. His address and telephone number is c/o Trans-Lux Corporation, 110 Richards Avenue, Norwalk, Connecticut 06856-5090 and (203) 853-4321.


ITEM 4.  TERMS OF THE TRANSACTION

    (a) The information set forth in the sections of the Offering Circular entitled "Summary Term Sheet," "Terms of the Exchange Offer," "Summary Historical and Pro Forma Financial Information- Summary Consolidated Financial Data," "The Exchange Offer," "Tax Consequences," "Description of Notes," and "Description of Capital Stock" is incorporated herein by reference.

    (b) Trans-Lux has been advised that Mr. R. Brandt holding $120,000 of the Notes intends to tender $20,000 of his Notes in the Exchange Offer.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    Trans-Lux has in effect a stock option plan, which was approved by its stockholders, pursuant to which incentive and non-qualified stock options may be granted to employees, a Non-employee Director Stock Option Plan under which non-qualified stock options may be granted to non-employee directors and a non-statutory stock option agreement for the former Chairman of the Board. Approximately 12 employees and directors currently hold options to purchase 67,300 shares of the Company's Common Stock at prices ranging from $4.025 per share to $15.1875 per share and expiration dates ranging from March 13, 2007 to March 23, 2014. The option plan provides that options must be granted at an exercise price equal to the closing price of the Common Stock on the American Stock Exchange on the date of grant and may not be exercised prior to one year from the date of grant. Trans-Lux and Wells Fargo Bank, N.A. are parties to an Indenture governing the Notes and Trans-Lux and Continental Stock Transfer & Trust Company are parties to an Indenture governing Trans-Lux's 9 1/2% Subordinated Debentures due 2012. Continental Stock Transfer and Trust Company is also the Transfer Agent for the Common Stock.


ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    (a) The information set forth in the section of the Offering Circular entitled "Summary Term Sheet-What is the Purpose of the Exchange Offer" is incorporated herein by reference.

    (b) The Notes acquired pursuant to the Exchange Offer will be cancelled.

    (c)(1) None

    (c)(2) None

    (c)(3) The information set forth in the sections of the Offering Circular entitled "Summary Term Sheet-What is the Purpose of the Exchange Offer," "Terms of the Exchange Offer," "Summary Historical and Pro Forma Financial Information-Summary Consolidated Financial Data," "Description of New Notes," "Description of Notes," and "Description of Capital Stock" is incorporated herein by reference.

    (c)(4) None

    (c)(5) None

    (c)(6) and (7) The Notes can be delisted from the American Stock Exchange if less than $5,000,000 principal amount of Notes remain outstanding after expiration of the Exchange Offer.

    (c)(8) None

    (c)(9) None

    (c)(10) None

    (d) These are no negotiations involving the Exchange Offer and any third party or any of the items covered by Item 6(c).


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a) No cash is required in order to complete the proposed Exchange Offer.

    (b) Not applicable.

    (c) The following expenses are estimated to be incurred in connection with the transaction:

              (1)     SEC filing fee                   $ 1,075
              (2)     Printing                           2,000
              (3)     Legal                             35,000
              (4)     Accounting                        10,000
              (5)     Exchange Agent / Trustee           3,500
              (6)     Miscellaneous                      2,000

    (d) Not applicable.


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (a) The following table sets forth information as of December 31, 2006 with respect to the beneficial ownership of Trans-Lux Class B Stock and Common Stock or shares acquirable within 60 days of such date by each person who is a director and executive officer of Trans-Lux; and all persons as a group who are executive officers and directors of Trans-Lux, and as to the percentage of outstanding shares held by them on that date.


                                                                    Amount
                                                                  Beneficiary   Percent    Percent of
    Name, Status and Mailing Address             Title of Class     Owed        of Class   All Classes
    --------------------------------             --------------     ----        --------   -----------
    Richard Brandt.......................        Class B Stock    133,208 (1)    46.44%     10.57%
    Chairman Emeritus of the Board of Directors, Common Stock      25,833 (1)     2.58%      2.01%
    Director, Consultant and beneficial owner of
    more than 5% of Trans-Lux's Class B Stock
    110 Richards Avenue
    Norwalk, CT 06856-5090

    Matthew Brandt.......................        Class B Stock     41,700        14.54%      3.31%
    Director, Executive Vice President and       Common Stock      10,480 (2)     1.15%        *
    beneficial owner of more than 5% of Trans-
    Lux's Class B Stock
    110 Richards Avenue
    Norwalk, CT 06856-5090

    Thomas Brandt........................        Class B Stock     41,700        14.54%      3.31%
    Director, Executive Vice President,          Common Stock      11,354 (2)     1.15%        *
    Co-Chief Executive Officer and beneficial
    owner of more than 5% of Trans-Lux's Class B
    Stock 110 Richards Avenue
    Norwalk, CT 06856-5090

    Howard M. Brenner....................        Common Stock       2,500 (3)       *          *
    Director
    465 Park Avenue New York, NY 10022

    Jean Firstenberg.....................        Common Stock       1,420 (4)       *          *
    Director
    110 Richards Avenue
    Norwalk, CT  06856-5090


                                                                    Amount
                                                                  Beneficially  Percent   Percent
Name, Status and Mailing Address                 Title of Class     Owned       of Class  All Classes
--------------------------------                 --------------     -----       --------  -----------
Gene Jankowski...........................        Common Stock       4,000 (3)       *          *
Director and Chairman of the Board
(Non-executive Officer)110 Richards Avenue
Norwalk, CT 06856-5090

Victor Liss...............................       Class B Stock      9,728         3.39%        *
Vice Chairman of the Board (Non-executive        Common Stock      14,239 (5)     1.46%      1.13%
Officer)
110 Richards Avenue
Norwalk, CT 06856-5090

Howard S. Modlin..........................       Class B Stock      8,751 (6)     3.05%        *
Director                                         Common Stock       2,500 (6)       *          *
445 Park Avenue
New York, NY 10022-2606

Michael R. Mulcahy.......................       Common Stock       20,803 (7)     2.10%      1.63%
Director, President and Co-Chief
Executive Officer
110 Richards Avenue
Norwalk, CT 06856-5090

Al L. Miller.............................        Common Stock         611           *          *
Executive Vice President
110 Richards Avenue
Norwalk, CT 06856-5090

Angela D. Toppi..........................        Common Stock       7,000           *          *
Executive Vice President
Treasurer, Secretary and Chief Financial
Officer
110 Richards Avenue
Norwalk, CT 06856-5090

Karl P. Hirschauer.......................                             629           *          *
Senior Vice President
110 Richards Avenue
Norwalk, CT 06856-5090

John Long................................        Common Stock         300 (9)       *          *
Senior Vice President
110 Richards Avenue
Norwalk, CT 06856-5090

Thomas F.  Mahoney........................       Common Stock       2,600 (10)      *          *
Senior Vice President
110 Richards Avenue
Norwalk, CT 06856-5090

All directors and executive officers......       Class B Stock    235,087 (11)   81.96%     18.65%
as a group (14 persons)                          Common Stock     104,269 (11)    9.86%      7.76%


        _____________________

(1) The amount includes 4,232 shares of Class B Stock owned by Mrs. Brandt, 12,500 shares of Common Stock acquirable upon exercise of stock options, and 13,333 shares of Common Stock acquirable upon conversion of $120,000 principal amount of the Notes.

(2) The amount includes 10,000 shares of Common Stock acquirable upon exercise of stock options. Messrs. M. Brandt and T. Brandt are sons of Mr. R. Brandt.
                                       6


(3) The amount includes 1,500 shares of Common Stock acquirable upon exercise of stock options.

(4) The amount includes 1,000 shares of Common Stock acquirable upon exercise of stock options.

(5) The amount includes 1,500 shares of Common Stock acquirable upon exercise of stock options, and 3,333 shares of Common Stock acquirable upon conversion of $30,000 principal amount of the Notes.

(6) The amount includes 5,939 shares of Class B Stock owned by Mr. Modlin's immediate family or held in trust for Mr. Modlin's immediate family, and 2,500 shares of Common Stock acquirable upon exercise of stock options.

(7) The amount includes 17,500 shares of Common Stock acquirable upon exercise of stock options.

(8) The amount includes 6,000 shares of Common Stock acquirable upon exercise of stock options.

(9) The amount includes 300 shares of Common Stock acquirable upon exercise of stock options.

(10) The amount includes 2,500 shares of Common Stock acquirable upon exercise of stock options.

(11) The amount includes 10,171 shares of Class B Stock set forth in footnotes 1 and 6 above, 16,666 shares of Common Stock acquirable upon conversion of the Notes set forth in footnotes 1 and 6 above, and 66,800 shares of Common Stock which members of the group have the right to acquire by exercise of stock options (including director stock options).

     * Less than 1%

         (b) None.

         No persons, specified in Instruction 1 to Item 1008(b) of Regulation M-A, transacted in the Notes or Common Stock during the past 60 days.


ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED


         (a) The information set forth in the sections of the Offering Circular entitled "The Exchange Offer," is incorporated herein by reference.


ITEM 10.  FINANCIAL STATEMENTS

         (a), (b) The information set forth in the sections of the Offering Circular entitled "Summary Historical and Pro Forma Financial Information-Summary Consolidated Financial Data," "Ratio of Earnings to Fixed Charges," and the financial statements and information contained in the reports set forth in the section of the Offering Circular entitled "Incorporation of Documents by Reference" are incorporated herein by reference.


ITEM 11.  ADDITIONAL INFORMATION

         (a) There are no agreements between, Trans-Lux and any of its executive officers, directors, controlling persons or subsidiaries relating to the Exchange Offer. The applicable legal requirements are the filing of this Schedule TO and required amendments.

         (b) Trans-Lux believes the Offering Circular contains all such information as may be necessary to make all required statements in the light of the circumstances under which they are made, not materially misleading.


ITEM 12.  EXHIBITS

         (a)(1)(A) Offering Circular dated February 14, 2007 filed herewith.
         (a)(1)(B) Letter of Transmittal filed herewith.
         (a)(1)(C) Notice of Guaranteed Delivery filed herewith.
         (a)(1)(D) Letter to Broker-Dealers filed herewith.
         (a)(1)(E) Letter to Clients filed herewith.
         (a)(5)(A) Press Release dated February 14, 2007 filed herewith.
         (a)(5)(B) Letter to Noteholders of the Company filed herewith.
         (b) Not applicable.
         (c) None.
         (d)(1) Indenture governing the Notes (incorporated by reference to Exhibit 12(d)(1) of Schedule TO dated March 2, 2004.)
         (d)(2) Form of employee stock option agreement (incorporated by reference to Proxy Statement dated April 7, 2000).
         (d)(3) Form of non-employee director stock option agreement (incorporated by reference to Exhibit 10.4(a) of Form 10-K for the year ended December 31, 1999).
         (d)(4) Indenture governing Trans-Lux 9 1/2% Subordinated Debentures due 2012 (incorporated by reference to Exhibit 6 of Schedule 13E-4 Amendment No. 2 dated December 23, 1994).
         (f) Not applicable.


                                                       SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       By: /s/ ANGELA D.TOPPI
                                                       -----------------------
                                                       Angela D. Toppi
                                                       Executive Vice President
Date:  February 14, 2007                               and Secretary